UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 5)*


                              Vertrue Incorporated

                                (Name of Issuer)

                                  Common Stock

                         (Title of Class of Securities)

                                    92534N101

                                 (CUSIP Number)

                                December 31, 2006

             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ] Rule 13d-1(b)

         [ ] Rule 13d-1(c)

         [X] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92534N101

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     1.   Names of Reporting Persons.

          I.R.S. Identification Nos. of above persons (entities only).

          Gary A. Johnson

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     2.   Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)..................................................................

          (b)..................................................................
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     3.   SEC Use Only.........................................................
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     4.   Citizenship or Place of Organization

          United States of America
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Number of
Shares            5.    Sole Voting Power 1,139,741
Beneficially      --------------------------------------------------------------
Owned by Each
Reporting         6.    Shared Voting Power 0
Person With:      --------------------------------------------------------------

                  7.    Sole Dispositive Power 1,139,741
                  --------------------------------------------------------------

                  8.    Shared Dispositive Power 0
                  --------------------------------------------------------------
     9.   Aggregate Amount Beneficially Owned by Each Reporting Person 1,139,741
     10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)...................................................
     11.  Percent of Class Represented by Amount in Row (9)....................
--------------------------------------------------------------------------------
     12.        Type of Reporting Person (See Instructions)
                IN
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Item 1.  Name of Issuer

     (a)  Name of Issuer

          Vertrue Incorporated

     (b)  Address of Issuer's Principal Executive Offices

          20 Glover Avenue, Norwalk, CT 06850

Item 2.

     (a)  Name of Person Filing

          Gary A. Johnson

     (b)  Address of Principal Business Office or, if none, Residence

          20 Glover Avenue, Norwalk, CT 06850

     (c)  Citizenship

          Mr. Johnson is a United States of America citizen.

     (d)  Title of Class of Securities

          Common stock, par value $0.01 per share.

          (e) CUSIP Number

          92534N101

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

     (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
             78o).

     (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

     (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) [ ] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

     (f) [ ] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

     (g) [ ] A parent holding company or control person in accordance with ss. 240.13d-1(b)(1)(ii)(G);

     (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

     (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

     (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 1,139,741.

     (b) Percent of class: 11.8%, based upon 9,681,000 shares outstanding as of October 31, 2006.

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote 1,139,741.

          (ii) Shared power to vote or to direct the vote 0

          (iii) Sole power to dispose or to direct the disposition of 1,139,741

          (iv) Shared power to dispose or to direct the disposition of 0

          Included in the 1,139,741 shares are 525,710 shares issuable upon exercise of outstanding stock options presently exercisable or exercisable within sixty (60) days after December 31, 2006. Also included in the 1,139,741 shares are 54,000 shares held in trust for the benefit of Mr. Johnson's children, with respect to which shares he disclaims beneficial ownership.

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8.  Identification and Classification of Members of the Group

     Not applicable.

Item 9.  Notice of Dissolution of Group

     Not applicable.

Item 10.  Certification

     Not applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                            January 4, 2007
                                                       -------------------------
                                                                 Date


                                                          /s/ GARY A. JOHNSON
                                                       -------------------------
                                                               Signature


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)